Exhibit 99.1

Draganfly Announces First Quarter Results of 2023

Vancouver, BC. May 9, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its first quarter financial results.

Key Financial and Operational Highlights for Q1 2023:

●	Revenue for the first quarter of 2023 was $1,601,486, Product sales of $1,380,816 made up the bulk of the revenue with the remainder coming from drone services. This is compared to total Q1 Revenue in 2022 of $2,044,562 the reduction primarily coming due to new product cut-over and production capacity build out.

●	Gross profit for Q1 2023 decreased $372,716 over the same period in 2022. Gross margin percentage for Q1 2023 was 27.7% compared to 39.9% in Q1 2022. Gross profit would have been $520,481 and gross margin would have been 32.5% not including a one-time write down of inventory of $77,047. The decrease is due to the sales mix of the products sold.

●	The Company recorded a comprehensive loss of $7,096,995 in the first quarter of 2023 compared to a loss of $6,292,494 in the same period of 2022. The comprehensive loss for the period includes non-cash changes comprised of a positive change in fair value derivative of $57,314 and a write down of inventory of $77,047 and would otherwise have bee a loss of $7,077,262. The first quarter of 2022 comprehensive loss for the three months ended March 31, 2022, include a negative change in fair value of derivative liability of $1,230,860, an impairment recovery on notes receivable of $771,260, and would otherwise be a comprehensive loss of $5,832,735. Contributors to the year-over-year increase are office and miscellaneous, advertising, marketing and investor relations expenses, and wages that were partially offset by decreases in insurance expense.

●	Cash balance on March 31, 2023 of $13,368,936 compared to $7,894,781 on December 31, 2022.

●	Draganfly was selected by CODAN Communications, a leading international designer and manufacturer of premium communications solutions, to supply its UAV platform for integration with its industry-leading technology and communications solutions. CODAN serves tactical, military, humanitarian, peacekeeping, public safety, security, and commercial markets in over 150 countries. CODAN designs and delivers solutions that help solve customers’ communications, safety, security, and productivity problems in some of the most challenging environments worldwide.

●	Draganfly announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company of US$8.0 million before deducting underwriting discounts and other estimated expenses payable by the Company. The Company intends to use the net proceeds from this offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

●	On January 31, 2023, the Draganfly entered into an equity distribution agreement (the “EDA”) with Maxim Group LLC (the ”ATM Agent”) dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an ”at-the-market offering” (the “ATM Offering”) of up to US$15 million in common shares of the Company (the ”ATM Shares”) in the United States only, on the Nasdaq Capital Market (the ”Nasdaq”). The Offering was made pursuant to a prospectus supplement dated January 31, 2023 (the “Canadian Prospectus Supplement”), to the short form base shelf prospectus dated July 14, 2021 (the “Canadian Base Shelf Prospectus”) qualifying the distribution of the Offered Shares in each of the provinces of British Columbia, Saskatchewan and Ontario, and a prospectus supplement (the “U.S. Prospectus Supplement”) to the registration statement on Form F-10, as amended, that became effective on July 29, 2021 (File No. 3333-258074) containing the Canadian Base Shelf Prospectus under the Multi-jurisdictional Disclosure System, registering the offer and sale of the ATM Shares under the United States Securities Act of 1933, as amended. From inception to the date of this press release, the Company distributed 650,729 ATM Shares under the ATM Offering at an average price of $2.62 per share for gross proceeds of $1,748,946, of which 650,729 ATM Shares were sold during the interim period.

●	Draganfly launched the expansion of its production capabilities to meet the rapidly growing demand for its drone technology by bringing its facility in Burnaby, B.C., online. Draganfly has expanded its facility in Burnaby to enable the production and manufacturing of UAV systems and components, including those for the Draganfly Heavy Lift and Commander 3XL, increasing production capacity to meet demand based on client orders and for the company to serve its global customers. Draganfly’s production facility features automated machinery to support efficient fabrication, multiple in-line working stations to enable expansion of assembly, integration, and quality control, and has been designed to support efficient inventory management resulting in faster turnaround time on orders.

●	Draganfly and Lufthansa Industry Solutions, an IT service provider and a subsidiary of Lufthansa Group, entered into a letter of intent to explore providing its drone solutions and Vital Intelligence (VI) technology into its existing infrastructure and customer solutions. Draganfly’s technology will assist Lufthansa Industry Solutions’ objective of providing the maritime industry with the highest information technology and performance monitoring standards.

●	Remote Sensing Instruments (“RSI”), a longstanding Geospatial Technology company in India working in the field of Remote Sensing and Geographic Information System (“GIS”), has entered into a strategic agreement with Draganfly for the development of manufacturing, distribution, and sales of Draganfly products in India. A core component of this agreement is manufacturing Draganfly drones in India under the AatmaNirbhar Bharat (Made in India) program.

●	Draganfly was pleased to announce that its Field Operations Team completed site assessments in Ukraine as part of the first phase of its landmine detection technology integration. Draganfly personnel has completed operations and site assessments to integrate personnel and technology into upcoming landmine detection operations. These missions were critical in determining the array of complex sensors and equipment required to be deployed to help to advance mine clearance strategies and assist in field resource allocation. The information obtained during these field operations will be used to develop further protocols for deployment for integrating drone technology to improve the safety and efficiency of landmine detection activity. Draganfly has been working with organizations in Ukraine to integrate technological innovations and solutions to support and enhance humanitarian efforts and strategies to prevent suffering and loss of life.

●	Draganfly successfully delivered the first of three Situational Assessment Drones to DSNS Emergency Services Department in Kyiv, Ukraine. Draganfly will also complete the delivery of two Situational Assessment Drones to DSNS in other regions of Ukraine to provide situational awareness intel, infrastructure assessments, and aid in search and rescue operations throughout the country.

●	President and CEO of Draganfly, Cameron Chell, was chosen to present at Abundance360’s annual conference in Los Angeles. Each year at the A360 Summit, three presenters are selected to present their “Moonshot” to the audience of thought leaders, financiers, technologists, and futurists. Chell will present his Moonshot: “Creating the Internet of Drones to Serve Global Humanitarian Needs. Abundance360 (A360) is an entrepreneurial community that brings together a curated global community of entrepreneurs, executives, and investors committed to understanding and leveraging exponential technologies to transform their businesses. The A360 Summit aims to provide entrepreneurs with the approach of what happens when you shoot for 10x vs. 10% growth.

●	Draganfly announced that AgileMesh, Inc. will add its UAV Platform to its wireless surveillance product line, resulting in meaningful enhancements to communication capabilities for emergency personnel. Draganfly’s UAV Platform and AgileMesh’s wireless surveillance solutions will combine to equip emergency responders with an advanced tool for improved situational awareness and swift deployment during critical incidents. This agreement will facilitate improved public safety by enabling emergency personnel to respond quickly and effectively to critical incidents, ultimately saving time and lives.

●	Draganfly announced SkyeBrowse will integrate its world-class reality capture platform with Draganfly public safety drones. This new integration with Draganfly drones by SkyeBrowse will provide emergency responders with enhanced situational awareness and rapid deployment capabilities during critical incidents. Combining SkyeBrowse’s industry-leading software and Draganfly’s UAV hardware will provide customers with an exceptional solution for public safety. With this new AI technology, emergency personnel will be able to respond to critical incidents quickly and efficiently, with the aim of saving time and lives.

●	Draganfly announced that Vermeer will integrate its VPS (visual positioning system) Payload with Draganfly’s Commander 3XL. This partnership will enable Draganfly to collaborate with Vermeer’s military and government clients and create solutions using the Company’s innovative drone technology. Vermeer enhances military and government mission capabilities by supplying the United States Department of Defense (DoD) with its mixed reality & AI-enabled tool.

“We are extremely excited about this quarter and its impact over the coming year. Draganfly’s latest collaborations and expansions are a testament to the growing demand for drone technology and the important role Draganfly is playing,” said Cameron Chell, President and CEO of Draganfly. “Our team’s relentless pursuit of technological innovation and recent expansion of production capabilities will help drive growth in the drone industry across multiple sectors, positively impacting countless lives along the way.”

Draganfly will hold a shareholder update and earnings call on May 9, 2022 at 2:30 p.m. PDT / 5:30 p.m. EDT.

Registration for the call can be done here: https://bit.ly/3M80ySR.

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended March 31, 2023, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

For the three months ended March 31,	2023	2022
Total revenues	$1,601,486	$2,044,562
Gross Profit (as a % of revenues) (1)	27.7%	39.9%
Net loss	(7,067,626)	(6,204,335)
Net loss per share ($)
- Basic	(0.20)	(0.19)
- Diluted	(0.20)	(0.19)
Comprehensive loss	(7,096,995)	(6,292,494)
Comprehensive loss per share ($)
- Basic (post-consolidation)	(0.20)	(0.19)
- Diluted (post-consolidation)	(0.20)	(0.19)
Change in cash and cash equivalents	$5,474,155	$(3,498,811)

(1)	Gross Profit (as a % of revenues) would have been 32.5% not including a one-time non-cash write down of inventory for $77,047.

The net loss and comprehensive loss for the three months ended March 31, 2023, includes non-cash changes comprised of a positive change in fair value of derivative liability of $57,314, a write down of inventory of $77,047 and would otherwise have been a loss of $7,047,893 for the net loss, and $7,077,262 for the comprehensive loss, respectively.

As at	March 31, 2023	December 31, 2022
Total assets	$19,578,084	$14,638,533
Working capital	14,776,295	10,168,800
Total non-current liabilities	213,715	249,740
Shareholders’ equity	$15,695,824	$11,040,881

Number of shares outstanding	42,984,965	34,270,579

	2023 Q1	2022 Q4	2022 Q1
Revenue	$1,601,486	$1,314,162	$2,044,562
Cost of goods sold(2)	$(1,158,052)	$(2,980,133)	$(1,228,412)
Gross profit(3)	$443,434	$(1,665,971)	$816,150
Gross margin – percentage	27.7%	-126.8%	39.9%
Operating expenses	$(7,608,133)	$(7,342,669)	$(6,173,819)
Operating income (loss)	$(7,164,699)	$(9,008,640)	$(5,357,669)
Operating loss per share - basic	$(0.21)	$(0.26)	$(0.16)
Operating loss per share - diluted	$(0.21)	$(0.26)	$(0.16)
Other income (expense)	$97,073	$(7,575,889)	$(846,666)
Change in fair value of derivative liability (1)	$57,314	$334,016	$(1,230,860)
Other comprehensive income (loss)	$(29,369)	$(76,073)	$(88,159)
Comprehensive income (loss)	$(7,096,995)	$(16,660,602)	$(6,292,494)
Comprehensive income (loss) per share - basic	$(0.20)	$(0.49)	$(0.19)
Comprehensive income (loss) per share - diluted	$(0.20)	$(0.49)	$(0.19)

(1)	Included in other income (expense).
(2)	Cost of goods sold would have been $1,081,005 not including a one-time non-cash write down of inventory for $77,047.
(3)	Gross profit would have been $520,481 not including a one-time non-cash write down of inventory for $77,047.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the Company’s arrangement with CODAN Communications to supply its UAV platform for integration with its industry-leading technology and communications solutions; the Company’s expansion of it’s facility in Burnaby, B.C; the letter of intent between the Company and Lufthansa Industry Solutions to explore providing its drone solutions and Vital Intelligence (VI) technology into its existing infrastructure and customer solutions; the strategic relationship between the Company and RSI for the development of manufacturing, distribution, and sales of Draganfly products in India; the Company’s Field Operations Team completed site assessments in Ukraine as part of the first phase of its landmine detection technology integration; the Company completing the delivery of two Situational Assessment Drones to DSNS in other regions of Ukraine to provide situational awareness intel, infrastructure assessments, and aid in search and rescue operations throughout the country; the President and CEO of the Company, Cameron Chell, being chosen to present at Abundance360’s annual conference in Los Angeles; AgileMesh, Inc. will add the Company’s UAV Platform to its wireless surveillance product line, resulting in meaningful enhancements to communication capabilities for emergency personnel; SkyeBrowse integrating its world-class reality capture platform with the Company’s public safety drones; Vermeer will integrate its VPS (visual positioning system) Payload with the Company’s Commander 3XL; and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.